Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259706

Supplement No. 14

(To Prospectus dated October 5, 2021)

ReNew Energy Global Plc

PRIMARY OFFERING OF

20,226,773 CLASS A ORDINARY SHARES

SECONDARY OFFERING OF

271,479,759 CLASS A ORDINARY SHARES,

118,363,766 CLASS C ORDINARY SHARES,

7,026,807 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES, AND

7,671,581 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement updates and amends certain information contained in the  prospectus dated October 5, 2021, or the “Prospectus”, covering the issuance from time to time by ReNew Energy Global plc, a public limited company organized under the laws of England & Wales, or “we”, “our”, the “Company”, of up to 20,226,773 Class A Ordinary Shares, nominal value of $0.0001, or the “Class A Ordinary Shares,” including 7,026,807 Class A Ordinary Shares issuable upon the exercise of Warrants that are held by RMG Sponsor II, LLC, or “RMG Sponsor II”, or “Private Warrants” and 11,499,966 Class A Ordinary Shares issuable upon the exercise of Warrants held by the public warrant holders, or “Public Warrants”. The Prospectus also relates to the resale, from time to time, by the selling securityholders named therein, or the “Selling Securityholders”, or their pledgees, donees, transferees, or other successors in interest, of (a) up to 271,479,759 Class A Ordinary Shares, (b) up to 7,026,807 Private Warrants; (c) up to 118,363,766 class C ordinary shares having a nominal value of $0.0001 per share, or “Class C Ordinary Shares”, and (d) up to 7,671,581 Class A Ordinary Shares issuable upon exercises of the Private Warrants. You should read this supplement no. 14 in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 16, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Earnings release:

On June 14, 2022, ReNew Energy Global plc issued an earnings release announcing its unaudited financial results for the fourth quarter ending March 31, 2022 and year ending March 31, 2022. A copy of the earnings release, dated June 14, 2022 is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	ReNew Power Announces Results for the Fourth Quarter (Q4 FY22) and Fiscal Year 2022, both ended March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ Kedar Upadhye
		Name:	Kedar Upadhye
		Title:	Chief Financial Officer

Exhibit 99.1

ReNew Power Announces Results for the Fourth

Quarter (Q4 FY22) and Fiscal Year 2022, both

ended March 31, 2022

June 14, 2022: ReNew Energy Global plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), India’s leading renewable energy company, today announced its consolidated results for Q4 FY22 and the fiscal year ended March 31, 2022.

Operating Highlights:

•

The commissioned capacity of the Company increased by 0.13 GWs during Q4 FY22. As of March 31, 2022, the Company’s portfolio consisted of 10.7 GWs of which 7.6 GWs are commissioned and 3.1 GWs are committed. Subsequent to the end of the quarter, the Company entered into definitive agreements to purchase 528 MWs of renewable energy assets and signed an additional ~1.6 GWs of PPAs bringing the Company’s total portfolio to 12.8 GWs

•

Total Income (or total revenue) for FY22, ended March 31, 2022 was INR 69,195 million (US$ 912 million), an increase of 27.0% from FY21. Total Income for Q4 FY22 was INR 17,615 million (US$ 232 million), an increase of 31.1% over Q4 FY21.

•

Adjusted EBITDA(2) for FY22 was INR 55,144 million (US$ 727 million), an increase of 31.7% over FY21. At the budgeted foreign exchange rate of INR 75.00 to US$ 1.00, the Adjusted EBITDA would have been US $ 735 million. Adjusted EBITDA for Q4 FY22 was INR 12,787 million (US$ 169 million), an increase of 49.4% over Q4 FY21. Adjusted EBITDA was not adjusted for the net negative impact of weather relative to normal of approximately INR 5,691 million (US$ 75 million) for FY22 and approximately INR 1,517 million (US$ 20 million) for Q4 FY22 as well as INR 471 million (US$ 6 million) of EBITDA in FY21 from the rooftop portfolio that was sold in February 2022.

•

Net loss for FY22 was INR 16,127 million (US$ 213 million) compared to a net loss of INR 8,033 million (US$ 106 million) for FY21. The net loss for FY22 included INR 13,224 million (US$ 174 million) of charges related to listing on the Nasdaq Stock Market LLC, issuance of share warrants, listing related share-based payments and other factors.

•

Cash Flow to Equity (2) (“CFe”) from Operating Assets for FY22 was INR 12,888 million (US$ 170 million), an increase of 92.6% over FY21. Cash Flow to Equity from Operating Assets for Q4 FY22 was negative INR 5,016 million (US$ 66 million), a decrease of 211.8% over Q4 FY21.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 75.87 to US$ 1.00 versus INR 75.00 to US$ 1.00 in our guidance. See note 1 for more information.

Key Operating Metrics

As of March 31, 2022, our total portfolio consisted of 10,688 MWs, commissioned capacity was 7,567 MWs of which 3,780 MWs were wind, 3,688 MWs were solar and 99 MWs were hydro. We commissioned 190 MWs of wind assets, 1,537 MWs of solar assets, acquired assets of 359 MWs (260 MWs Solar and 99 MWs of Hydro) and sold 116 MWs of solar assets during FY22. We commissioned 31 MWs of wind and 212 MWs of solar capacity during Q4 FY22. Subsequent to the end of the quarter, the Company entered into definitive agreements to purchase 528 MWs of renewable energy assets and signed an additional ~1.6 GWs of PPAs bringing the company’s total portfolio to 12.8 GWs

Electricity Sold

Total electricity sold in FY22 was 14,022 million kWh, an increase of 3,090 million kWh, or 28.3%, over FY21. Total electricity sold in Q4 FY22 was 3,547 million kWh, an increase of 1,157 million kWh or 48.4%, over Q4 FY21.

Electricity sold in FY22 for wind assets was 8,167 million kWh, an increase of 1,479 million kWh, or 22.1%, over FY21. Electricity sold in FY22 for solar assets was 5,622 million kWh, an increase of 1,379 million kWh or 32.5%, over FY21. Electricity sold in FY22 for hydro assets was 232 million kWh. The hydro assets were acquired in August 2021.

Electricity sold in Q4 FY22 for wind assets was 1,490 million kWh, an increase of 129 million kWh or 9.5%, over Q4 FY21. Electricity sold in Q4 FY22 for solar assets was 2,006 million kWh, an increase of 977 million kWh or 95.0%, over Q4 FY21. Electricity sold in Q4 FY22 for hydro assets was 51 million kWh. The hydro assets were acquired in August 2021.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for FY22 for wind assets was 25.4%, compared to 22.9%, for full year of FY21 due to an improvement in wind resource. The PLF for FY22 for solar assets was 23.1% compared to 22.2% for FY21.

Our weighted average PLF for Q4 FY22 for wind assets was 18.3%, compared to 18.4% for Q4 FY21. The PLF for Q4 FY22 solar assets was 26.1% compared to 22.1% for Q4 FY21.

Total Income

Total Income for FY22 was INR 69,195 million (US$ 912 million), an increase of 27.0% over FY21. The increase in total income was primarily due to increase in capacity and better PLF. Total Income for Q4 FY’22 was INR 17,615 million (US$ 232 million), an increase of 31.1% over Q4 FY’21. The increase in total income was primarily due to increase in capacity. Total income includes Finance Income and fair value change in derivative instruments of INR 2,013 million (US$ 27 million) for FY22 and INR 679 million (US$ 9 million) for Q4 FY22.

Employee Benefit Expenses

Employee benefits expense for FY22 was INR 4,501 million (US$ 59 million), an increase of 257.4% over FY21. Employee benefit expenses for Q4 FY22 was INR 1,078 million (US$ 14 million), an increase of 228.0% over Q4 FY21. The increase was primarily due to INR 2,712 million (US$ 36 million) expense for the fiscal year FY22 as a result of share-based payment expense and other listing related expenses.

Other Expenses

Other Expenses, which includes Operating & Maintenance (O&M) as well as General & Administrative (G&A), for FY22 was INR 9,925 million (US$ 131 million), an increase of 30.9 % over FY21. The increase was in line with increase in operating capacity and certain investments for future growth. Other expenses for Q4 FY22 was INR 3,430 million (US$ 45 million), an increase of 31.9% over Q4 FY21. The increase was in line with the increase in operating capacity and certain investments for future growth.

Net Loss

The net loss for FY22 was INR 16,127 million (US$ 213 million) compared to a net loss of INR 8,033 million (US$ 106 million) for FY21. The net loss for FY22 included INR 13,224 million (US$ 174 million) of charges related to listing on the Nasdaq Stock Market LLC, issuance of share warrants, listing related share-based payments and others.

Adjusted EBITDA (2)

Adjusted EBITDA (Non-IFRS) for FY22 was INR 55,144 million (US$ 727 million), an increase of 31.7% over FY21. Adjusted EBITDA for Q4 FY22 was INR 12,787 million (US$ 169 million), an increase of 49.4% over Q4 FY21. Adjusted EBITDA was affected by the net negative impact of weather relative to normal of approximately INR INR 5,691 million (US$ 75 million) for FY22 and approximately INR 1,517 million (US$ 20 million) for Q4 FY22.

FY 23 Guidance

The Company is providing guidance for adjusted EBITDA, and Cash Flow to equity for FY23:

Financial Year	Adjusted EBITDA	Adjusted EBITDA/share	Cash Flow to Equity	Cash Flow to equity/share
FY23	INR 66,000 – INR 69,000 million	INR 155 - INR 160	INR 21,000 – INR 22,700 million	INR 49 - INR 53

Finance Costs and fair value change in derivative instruments

Finance costs and fair value change in derivative instruments for FY22 was INR 41,712 million (US$ 550 million), an increase of 9.0% over FY21. Finance costs for Q4 FY22 was INR 12,820 million (US$ 169 million), an increase of 26.3% over Q4 FY21. The increase in finance costs was primarily due to higher borrowing in line with increase in capacity, non-cash mark to market adjustments and reclassification of certain hedging instruments due to volatility.

Cash Flow

Cash flow from operating activities for FY22 was INR 42,390 million (US$ 559 million), compared to INR 32,081 (US$ 423 million) million for FY21. The increase was primarily on account of higher total income and decrease in working capital. Cash flow from operating activities for Q4 FY22 was INR 19,673 million (US$ 259 million), compared to INR 8,972 million (US$ 118 million) for Q4 FY21. The increase was on account of higher total income.

Cash used in investing activities for FY22 was INR 124,747 million (US$ 1,644 million), compared to INR 17,412 million (US$ 229 million) for FY21, primarily due to increased capital expenditure on organic growth, acquisition of subsidiaries and investment in bank deposits. Cash used in investing activities for Q4 FY22 was INR 20,383 million (US$ 269 million), compared to INR 9,284 million (US$ 122 million) for Q4 FY21, primarily due to capital expenditure for capacity addition and investment in bank deposits.

Cash flow from financing activities for FY22 was INR 90,038 million (US$ 1,187 million), compared to cash used in financing activities of INR 7,079 million (US$ 93 million) for FY21, primarily due to net equity raised and additional net borrowings to finance business growth. Cash flow from financing activities for Q4 FY22 was INR 14,198 million (US$ 187 million), compared to cash flow from financing activities of INR 8,287 million (US$ 109 million) in Q4 FY21, primarily due to additional net borrowings to finance business growth.

Capital Expenditure

During FY22, we commissioned 1,727 MWs of projects for which our capex was INR 78,523 million (US$ 1,035 million) which was broadly in line with the initially estimated cost.

Liquidity Position

As of March 31, 2022, we had INR 80,437 million (US$ 1,060 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 28,379 million (US$ 374 million) as per the cash flow statement and INR 52,058 million (US$ 686 million) as bank balances other than cash and cash equivalents.

Debt

Gross debt on March 31, 2022 excluding debt with respect to acquisition in Q4 FY22 was INR 433,646 million (US$ 5,716 million) and including acquisition, gross debt was INR 444,260 million (US$ 5,856 million).

Receivables

Total Receivables as on March 31, 2022 was INR 45,824 million (US$ 604 million) of which INR 5,206 million (US$ 69 million) was unbilled and INR 677 million (US$ 9 million) was others. Andhra Pradesh DISCOM (Distribution Companies being our customers) had total receivables of INR 17,422 million (US$ 230 million) which we expect to recover fully over time. The day sales outstanding improved by 44 days from December 31, 2021 to March 31, 2022.

Other updates

Conditional Redemption of US$ 525,000,000 6.67% Senior Secured Notes Due 2024

On May 31, 2022, a conditional redemption notice with regard to the 6.67% Senior Secured Notes due 2024 was sent to the trustee and subsequently announced on the SGX. The 8 co-issuers of the bond have decided to redeem the bonds subject to being able to arrange the funds to prepay the amounts in full, including redemption premium and interest accrued prior to June 30, 2022. The Co-Issuers are exploring both onshore and offshore financing solution. For the onshore financing solution, we have received an NBFC sanction of INR 34.8 Bn Facility for a period of 5 years with interest rate of 8.5% p.a. fixed for a period of 3 years. The co-issuers have no obligation to redeem the bond unless the funds are arranged prior to the redemption date. The co-issuers retain the right to notify the bond holders in case there is any delay in arranging the funds.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Total income (or total revenue) less (a) finance income and fair value change in derivative, (b) raw materials and consumables used, (c) employee benefits expense, (d) other expenses, plus (e) share based payment expense and others related to listing. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure    underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EDT (6:00 PM IST) on June 15, 2022. The conference call can be accessed live at https://edge.media-server.com/mmc/p/5qv96gc3 or by phone (toll-free) by dialling:

US/ Canada: (+1) 855 881 1339

UK: (+44) 0800 051 8245

Sweden: (+46) 020 791 959

India: (+91) 0008 0010 08443

Singapore: (+65) 800 101 2785

Hong Kong: (+852) 800 966 806

Japan: (+81) 005 3116 1281

Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renewpower.in/news-events/events

Notes:

(1)

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 75.87 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

(2)

This is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

(3)	The previous period numbers have been regrouped/reclassified to match the current year grouping/classification.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew Power and its subsidiaries.

ReNew is one of the largest renewable energy Independent Power Producers in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, and hydro projects. As of June 14, 2022, ReNew had a gross total portfolio of ~ 12.8 GWs of renewable energy projects across India including commissioned and committed projects. To know more, visit www.renewpower.in and follow us on Linked In, Facebook, Twitter and Instagram.

Press Enquiries

Kamil Zaheer

kamil.zaheer@renewpower.in

+ 91 9811538880

Karan Anand

karan.anand@renewpower.in

+91 9833372732

Investor Enquiries

Nathan Judge

Anunay Shahi

ir@renewpower.in

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at March 31,
	2021	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	342,036	437,593	5,768
Intangible assets	36,410	39,724	524
Right of use assets	4,264	7,495	99
Financial assets
Trade receivables	1,178	1,006	13
Loans	140	164	2
Others	2,999	3,254	43
Deferred tax assets (net)	1,611	1,062	14
Prepayments	679	875	12
Non-current tax assets (net)	2,702	4,877	64
Other non-current assets	7,715	10,081	133

Total non-current assets	399,734	506,131	6,671
Current assets
Inventories	833	815	11
Financial assets
Derivative instruments	2,691	3,593	47
Trade receivables	34,802	44,819	591
Cash and cash equivalents	20,679	28,379	374
Bank balances other than cash and cash equivalents	26,506	50,741	669
Loans	56	623	8
Others	3,697	2,178	29
Prepayments	592	970	13
Other current assets	2,464	3,001	40

	92,320	135,119	1,781
Assets held for sale	—	93	—

Total current assets	92,320	135,212	1,781

Total assets	492,054	641,343	8,453

Equity and liabilities
Equity
Issued capital	3,799	4,808	63
Share premium	67,165	154,051	2,030
Hedge reserve	(5,224)	(1,328)	(18)
Share based payment reserve	1,165	3,444	45
Retained losses	(6,489)	(38,420)	(506)
Other components of equity	1,661	(4,116)	(54)

Equity attributable to equity holders of the parent	62,077	118,439	1,561
Non-controlling interests	2,668	7,934	105

Total equity	64,745	126,373	1,666

Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	335,136	373,729	4,926
Lease liabilities	1,782	2,999	40
Liability for put options with non-controlling interest	—	8,636	114
Others	132	2,087	28
Deferred government grant	719	214	3
Employee benefit liabilities	143	169	2
Contract liabilities	1,364	—	—
Provisions	13,686	13,384	176
Deferred tax liabilities (net)	10,808	12,468	164
Other non-current liabilities	2,747	5	0

Total non-current liabilities	366,517	413,691	5,453

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at March 31,
	2021	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	10,643	14,485	191
Lease liabilities	330	455	6
Trade payables	3,245	5,609	74
Liability for put options with non-controlling interests	—	910
Derivative instruments	1,070	4,209	55
Others	42,622	71,636	944
Deferred government grant	39	11	0
Employee benefit liabilities	252	179	2
Contract liabilities	61	—	—
Other current liabilities	2,266	3,281	43
Current tax liabilities (net)	264	504	7

Total current liabilities	60,792	101,279	1,335

Total liabilities	427,309	514,970	6,788

Total equity and liabilities	492,054	641,343	8,453

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	Three months ended March 31,			Year ended March 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	10,900	14,946	197	48,187	59,349	782
Other operating income	10	466	6	80	2,694	36
Finance income and fair value change in derivative Instruments	1,725	679	9	3,354	2,013	27
Other income	803	1,524	20	2,870	5,139	68

Total income	13,438	17,615	232	54,491	69,195	912
Expenses
Raw materials and consumables used	225	132	2	426	324	4
Employee benefits expense	328	1,078	14	1,259	4,501	59
Depreciation and amortisation	3,074	3,733	49	12,026	13,764	181
Other expenses	2,601	3,430	45	7,582	9,925	131
Finance costs and fair value change in derivative Instruments	10,149	12,820	169	38,281	41,712	550
Change in fair value of warrants	—	263	3	—	690	9
Listing and related expenses	—	—	—	—	10,512	139

Total expenses	16,377	21,456	283	59,574	81,428	1,073

Loss before share of profit of jointly controlled entities and tax	(2,939)	(3,841)	(51)	(5,083)	(12,233)	(161)
Share in loss of jointly controlled entities	—	—	—	(45)	—	—

Loss before tax	(2,939)	(3,841)	(51)	(5,128)	(12,233)	(161)

Income tax expense
Current tax	237	(468)	(6)	785	1,167	15
Deferred tax	735	250	3	2,091	2,797	37
Adjustment of current tax relating to earlier years	28	(69)	(1)	28	(69)	(1)

Loss for the period	(3,939)	(3,554)	(47)	(8,032)	(16,128)	(213)

Weighted average number of equity shares in calculating basic EPS	401,122,836	400,381,269	400,381,269	401,122,836	369,650,314	369,650,314

Earnings / (loss) per share
Basic and Diluted loss attributable to ordinary equity holders of the Parent (in INR)	(9.82)	(8.76)	(0.12)	(19.49)	(40.82)	(0.54)

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended March 31,			Year ended March 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Loss before tax	(2,939)	(3,841)	(51)	(5,128)	(12,233)	(161)
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortisation	3,074	3,733	49	12,026	13,764	181
Change in fair value of warrants	—	263	3	—	690	9
Provision for operation and maintenance equalisation	(216)	(545)	(7)	(147)	(574)	(8)
Share based payments	103	475	6	203	2,410	32
Listing and related expenses (non cash)	—	—	—	—	7,617	100
Interest income	(337)	(778)	(10)	(1,774)	(2,013)	(27)
Finance costs	9,974	12,547	165	37,852	41,088	542
Others	(775)	(43)	(1)	(634)	48	1
Working capital adjustments:
(Increase) / decrease in trade receivables	(707)	4,913	65	(10,991)	(9,732)	(128)
(Increase) / decrease in inventories	206	525	7	(221)	(59)	(1)
(Increase) / decrease in other current financial assets	256	43	1	476	(29)	(0)
Decrease in other non-current financial assets	45	1,898	25	7	1,921	25
(Increase) / decrease in other current assets	47	(529)	(7)	(674)	(476)	(6)
Increase in other non-current assets	45	150	2	7	106	1
Increase in prepayments	(114)	(1)	(0)	(213)	(532)	(7)
(Decrease) / increase in other current financial liabilities	(277)	43	1	(258)	15	0
Decrease in other current liabilities	1,545	2,904	38	168	1,401	18
Decrease in other non-current liabilities	(123)	(7)	(0)	(9)	6	0
(Decrease) / increase in contract liabilities	159	(166)	(2)	1,538	(109)	(1)
Increase / (Decrease) in trade payables	(671)	519	7	(555)	2,241	30
Increase / (Decrease) in employee benefit liabilities	102	(19)	(0)	158	(73)	(1)
Decrease in provisions	—	—	—	(4)	—	—

Cash generated from operations	9,397	22,083	291	31,827	45,477	599
Income tax refund / (paid) (net)	(425)	(2,410)	(32)	254	(3,087)	(41)

Net cash generated from operating activities (a)	8,972	19,673	259	32,081	42,390	559
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(9,561)	(17,800)	(235)	(24,482)	(89,830)	(1,184)
Sale of property, plant and equipment	—	20	0	—	134	2
Redemption / (investments) in deposits having residual maturity more than 3 months (net)	(3,547)	(8,346)	(110)	1,448	(24,770)	(326)
Disposal of subsidiary, net of cash disposed	3,597	4,765	63	3,597	4,765	63
Acquisition of subsidiaries, net of cash acquired	—	—	—	(34)	(15,929)	(210)
Government grant received	0	—	—	26	74	1
Cash acquired on acquisition of control in jointly controlled entities	46	—	—	46	—	—
Proceeds from interest received	181	978	13	1,987	1,759	23
Loans given	—	—	—	—	(950)	(13)

Net cash used in investing activities (b)	(9,284)	(20,383)	(269)	(17,412)	(124,747)	(1,644)
Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost)	—	—	—	—	67,978	896
Shares issued during the year	—	21	0	—	21	0
Distribution / cash paid to RPPL’s equity holders	—	—	—	—	(19,609)	(258)
Proceeds from disposal of subsidiary’s interest to non-controlling interest	8	—	—	8	—	—
Shares pending cancellation	—	(1,315)	(17)	—	(1,315)	(17)
Acquisition of interest by non-controlling interest in subsidiaries	—	379	5	—	1,450	19
Payment for acquisition of interest from non-controlling interest	(23)	4	0	(1,516)	(737)	(10)
Payment of lease liabilities (including payment of interest expense)	(66)	(101)	(1)	(248)	(295)	(4)
Payment made for repurchase of vested stock options	—	—	—	(681)	(610)	(8)
Proceeds from long term interest-bearing loans and borrowings	59,398	74,755	985	125,204	192,905	2,543
Repayment of long term interest-bearing loans and borrowings	(39,441)	(29,592)	(390)	(95,700)	(109,513)	(1,443)
Loan from related parties	605	—	—	605	—	—
Proceeds from short term interest-bearing loans and borrowings	5,142	29,745	392	18,779	98,044	1,292
Repayment of short term interest-bearing loans and borrowings	(6,462)	(46,283)	(610)	(20,002)	(103,728)	(1,367)
Interest paid	(10,874)	(13,415)	(177)	(33,528)	(34,553)	(455)

Net cash generated from / (used in) financing activities (c)	8,287	14,198	187	(7,079)	90,038	1,187

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended March 31,			Year ended March 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Net increase in cash and cash equivalents (a) + (b) + (c)	7,975	13,488	178	7,590	7,681	101
Cash and cash equivalents at the beginning of the period	12,704	14,872	196	13,089	20,679	273
Effects of exchange rate changes on cash and cash equivalents	—	19	0	—	19	0

Cash and cash equivalents at the end of the period	20,679	28,379	374	20,679	28,379	374

Components of cash and cash equivalents
Cash and cheque on hand	0	0	0	0	0	0
Balances with banks:
- On current accounts	19,474	27,359	361	19,474	27,359	361
- Deposits with original maturity of less than 3 months	1,205	1,020	13	1,205	1,020	13

Total cash and cash equivalents	20,679	28,379	374	20,679	28,379	374

RENEW ENERGY

Unaudited NON-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Total Income to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Twelve months ended March 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	INR	INR	USD	INR	INR	USD
Total income	13,438	17,615	232	54,491	69,195	912
Less: Finance income and fair value change in derivative instruments	-1,725	-679	-9	-3,354	-2,013	-27
Less: Raw materials and consumables used	-226	-132	-2	-426	-324	-4
Less: Employee benefits expense	-329	-1,078	-14	-1,259	-4,501	-59
Less: Other expenses	-2,601	-3,430	-45	-7,582	-9,925	-131
Add: Share based payment expense and others related to listing	0	492	6	0	2,712	36
Adjusted EBITDA	8,557	12,787	169	41,870	55,144	727

CASH FLOWS TO EQUITY (CFe):

	Three months ended March 31,			Twelve months ended March 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	INR	INR	USD	INR	INR	USD
Adjusted EBITDA	8,557	12,787	169	41,870	55,144	727
Less:- Share based payments expense (cash settled) and others	—	—	—	-681	-940	-12
Add:- Finance income and fair value change in derivative instruments	1,725	679	9	3,354	2,013	27
Less:- Interest paid in cash	-10,874	-13,415	-177	-33,528	-34,553	-455
Less:- Tax paid / (refund)	-425	-2,410	-32	254	-3,087	-41
Less:- Normalised loan repayment	-1,114	-2,325	-31	-5,347	-5,717	-75
Add:- Other non cash items	522	-332	-4	769	27	0
Total CFe	-1,609	-5,016	-66	6,691	12,888	170